UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 033-51670

NEIGHBORCARE, INC. UNION 401(k) PLAN

(Exact name of registrant as specified in its charter)

100 East RiverCenter Boulevard, Suite 1600, Covington, Kentucky 41011 (859) 392-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

NeighborCare, Inc. Union 401(k) Plan Interests

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 49

Pursuant to the requirements of the Securities Exchange Act of 1934, NeighborCare, Inc. Union 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NEIGHBORCARE, INC. UNION 401 (k) PLAN

		By:	NeighborCare, Inc.

DATE:	June 20, 2006	By:	/s/ Thomas. R. Marsh
Name: Thomas R. Marsh Title: Treasurer